Exhibit 99.4

John C. Lame
8805 Tamiami Trail N
#128
Naples, FL 34108

November 13, 2026

VIA Federal Express and Email: nlorch@firstib.com

Ms. Nicole S. Lorch
President, Chief Operating Officer and Corporate Secretary
First Internet Bancorp
8701 East 116th Street
Fishers, IN 46038

Dear Ms. Lorch:

John C. Lame is the beneficial owner of shares of common stock, no par value ("Shares") of First Internet Bancorp with market value in excess of $25,000. John C. Lame has held these Shares continuously for over one year and intends to continue to hold the Shares through the date of the next meeting of shareholders. As documentary evidence of John C. Lame's beneficial ownership, Mr. Lame provides a letter of verification from his broker, attached as Exhibit A hereto, verifying that Mr. Lame has continuously held the shares for at least one year.

I hereby submit the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in the company's proxy statement for the 2027 annual meeting of shareholders. If the company believes this proposal is incomplete or otherwise deficient in any respect, please contact me immediately so that I may promptly address any alleged deficiencies. You may contact me at (513) 235-6982 or jclame57@gmail.com.

I am able to meet with the company in person or via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of this shareholder proposal. During this period I can meet on Tuesday, Wednesday or Thursday, 9:00 am to noon Eastern time, or by contacting me during regular business hours at (513) 235-6982 or jclame57@gmail.com.

Sincerely,

John C. Lame

Enclosures

Broker verification letter (Exhibit A)
Shareholder Proposal and Supporting Statement

Proposal: Recommending an Independent Review of a Sale of the Company

RESOLVED: The shareholders of First Internet Bancorp (the "Company") recommend that the independent directors promptly hire an investment banking firm. The firm should be experienced in community bank mergers and acquisitions. The firm must not have advised the Company in the past three years. The firm should report only to the independent directors. The firm should guide the Company in evaluating a sale of the Company. A merger counts as a sale only if current shareholders would hold less than half of the combined company. The independent directors should report the results to shareholders by December 31, 2027.

Supporting statement

On November 11, 2026, our stock closed at $25.68. That is about .64 times tangible book value of $40.04 a share at September 30, 2026. Tangible book value is what shareholders' equity is worth after taking out goodwill and other intangible assets.

The Company lost $35.2 million in 2025. Its net interest margin was 2.47% in the third quarter of 2026. That margin is what the bank earns on loans and investments after paying for deposits and borrowing.

Banks like ours have merged with larger banks. Their shareholders often received a premium over the market price. Shareholders have a right to know what the Company is worth to a buyer. An investment banker with no past fees from the Company can give a clear answer.

This proposal does not require a sale. It does not tell the Board how to weigh any offer. It asks for a review and a report.

Please vote FOR this proposal.